Exhibit 12.1

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
(all dollar amounts in thousands)	2005	2004	2005	2004

Earnings:

Pre-tax income before income (loss) from equity investees, extraordinary gain or loss, or gains on sale of properties	$(10,719)	$4,371	$(24,300)	$19,850
Amortization of interest capitalized	600	500	1,800	1,500
Interest capitalized	(3,315)	(1,908)	(7,138)	(4,882)
Distributed income of equity investees	1,017	998	3,075	4,522
Fixed charges	40,361	24,422	107,718	64,240

Total earnings	$27,944	$28,383	$81,155	$85,230

Fixed Charges:
Interest expense	$35,443	$21,455	$96,343	$56,264
Capitalized interest	3,315	1,908	7,138	4,882
Debt costs amortization	1,603	1,059	4,237	3,094

Total Fixed Charges	$40,361	$24,422	$107,718	$64,240

Ratio of Earnings to Fixed Charges	(a)	1.16	(a)	1.33

(a)	For the three months ended September 30, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $12.4 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the nine months ended September 30, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $26.6 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2005 is primarily due to the Company recording amortization expense of approximately $18.4 million and $39.5 million, respectively, related to in-place leases acquired in connection with our merger with Cornerstone Realty Income Trust, Inc. in April 2005.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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